Exhibit 99.1

AutoNavi Holdings Limited Reports First Quarter 2013 Results

Total Free Mobile Map App Users Up More Than 123% Year-Over-Year to 116 Million

Monthly Active Free Mobile Map App Users Up More Than 93% Year-Over-Year to 56 Million

BEIJING, May 10, 2013 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Operational Highlights

•                  As of the end of the first quarter of 2013, AutoNavi’s free mobile map application had a total of 116 million users and more than 56 million monthly active users. This compares with a total of 98 million users and more than 49 million monthly active users at the end of the fourth quarter of 2012, and a total of 52 million users and over 29 million monthly active users at the end of the first quarter of 2012.

First Quarter 2013 Financial Highlights

•                  Net revenues in the first quarter of 2013 were $34.3 million.

•                  Gross profit in the first quarter of 2013 was $23.9 million.

•                  Operating income in the first quarter of 2013 was $3.2 million. Non-GAAP operating income, which excludes share-based compensation expenses, was $5.9 million in the first quarter of 2013.

•                  Net income attributable to AutoNavi shareholders was $5.7 million in the first quarter of 2013.  Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $8.4 million in the first quarter of 2013.

“Our first quarter results reflect the implementation of our mobile strategy for 2013 and the degree to which we have reinvested in our business to advance our product technology and increase our market share,” said Mr. Congwu Cheng, AutoNavi’s chief executive officer.  “We remain committed to investing in our people and products in order to build a world-class location-based service platform for hundreds of millions of users on the go.”

First Quarter 2013 Results

Revenues

Total net revenues in the first quarter of 2013 were $34.3 million, compared to $35.7 million in the first quarter of 2012, and $43.6 million in the fourth quarter of 2012.

Automotive Navigation

Net revenues from the automotive navigation market in the first quarter of 2013 were $15.5 million, compared to $21.7 million in the first quarter of 2012 and $21.6 million in the fourth quarter of 2012. The changes were largely attributable to a decline in the number of copies of digital map data licensed for use with in-dash navigation systems during the quarter.

Mobile and Internet Location-based Solutions

The Company’s mobile and Internet location-based solutions business earned $13.9 million in net revenues in the first quarter of 2013, compared to $9.9 million in the first quarter of 2012 and $15.5 million in the fourth quarter of 2012. The year-over-year increase was primarily due to the growth in revenues derived from the pre-installation of the Company’s premium navigation solutions on mobile phones and the Company’s mobile navigation service with China Mobile. The sequential fluctuation reflects what were historically high deliveries with respect to the Company’s pre-installation business in the fourth quarter of last year.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the first quarter of 2013 were $4.3 million, compared to $3.6 million in the first quarter of 2012 and $5.8 million in the fourth quarter of 2012. The year-over-year increase was largely attributable to certain new map data licensing projects in the first quarter of 2013. The sequential change was mainly due to a decline in the number of 3-D modeling applications projects, which was associated with certain large contracts that neared completion in the fourth quarter of 2012.

Cost of Revenues

Cost of revenues in the first quarter of 2013 was $10.4 million, compared to $8.8 million in the first quarter of 2012 and $12.8 million in the fourth quarter of 2012. The year-over-year increase was mainly due to outsourced data production costs and service costs associated with certain government and enterprise projects, as well as a general annual increase in salary and welfare benefits for employees directly involved in data collection and processing. The sequential decrease was largely attributable to a decline in government and enterprise project-related costs, primarily as a result of certain large contracts that were nearly completed in the fourth quarter of 2012.

Operating Expenses

Total operating expenses in the first quarter of 2013 were $20.8 million, compared to $17.6 million in the first quarter of 2012 and $22.6 million in the fourth quarter of 2012.  Non-GAAP operating expenses, which exclude share-based compensation expenses, were $18.2 million, compared to $14.5 million in the first quarter of 2012 and $20.5 million in the fourth quarter of 2012.

Research and development (“R&D”) expenses were $10.6 million in the first quarter of 2013, compared to $8.0 million in the first quarter of 2012 and $10.1 million in the fourth quarter of 2012. The increases were primarily due to higher salary and benefit expenses resulting from an increase in the number of R&D staff. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $9.6 million in the first quarter of 2013, compared to $6.9 million in the first quarter of 2012 and $9.4 million in the fourth quarter of 2012.

Selling and marketing expenses were $5.8 million in the first quarter of 2013, compared to $5.3 million in the first quarter of 2012 and $7.1 million in the fourth quarter of 2012. The year-over-year increase was primarily due to higher promotion and marketing expenses for brand awareness and product promotion activities, and a general increase in salary for sales and marketing talent.  The sequential decrease resulted from decreased marketing, promotion and travelling expenses during the Chinese New Year holiday period. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were  $4.9 million in the first quarter of 2013, compared to $4.0 million in the first quarter of 2012 and $6.3 million in the fourth quarter of 2012.

General and administrative expenses were $4.4 million in the first quarter of 2013, compared to $4.4 million in the first quarter of 2012 and $5.4 million in the fourth quarter of 2012. The sequential decrease reflects higher expenses in the fourth quarter of 2012 related to year-end in-house activities, as well as a higher bad debt allowance recorded in the fourth quarter. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $3.7 million in the first quarter of 2013, compared to $3.5 million in the first quarter of 2012 and $4.7 million in the fourth quarter of 2012.

Income Tax

Income tax benefit was $0.8 million in the first quarter of 2013, primarily due to the fact that in March 2013, one of AutoNavi’s consolidated entities was certified as a “key software enterprise” by the relevant PRC government authorities and was therefore entitled to a retroactive preferential tax rate of 10% for the years 2011 and 2012, which resulted in a decrease of income tax expense of approximately $1.5 million. The cumulative effect of the change in the enacted tax rate was reflected in the first quarter of 2013 that included the enactment date.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $5.7 million in the first quarter of 2013, compared to $8.9 million in the first quarter of 2012 and $8.7 million in the fourth quarter of 2012. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the first quarter of 2013 was $0.12. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $8.4 million in the first quarter of 2013, compared to $12.2 million in the first quarter of 2012 and $11.0 million in the fourth quarter of 2012. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the first quarter of 2013 was $0.17.

Cash and Term Deposits Balance

As of March 31, 2013, the Company had $220.3 million in cash and cash equivalents and term deposits.

Business Outlook

The Company expects its full year 2013 net revenues will be in the range of $168 million to $176 million, representing an increase of approximately 5% to 10 % over fiscal year 2012.

Recent Developments

On May 10, 2013, AutoNavi entered into definitive agreements with Alibaba Group (“Alibaba”), pursuant to which Alibaba, through a wholly owned subsidiary, will invest approximately $294 million in newly issued preferred and ordinary AutoNavi shares, representing approximately 28% of the Company’s total issued and outstanding shares on a fully-diluted basis.

Upon the closing of the transaction, Mr. Joseph C. Tsai, executive vice chairman of Alibaba, and Mr. Eddie Wu, president of Alibaba’s Mobile Products Division, will join AutoNavi’s board of directors (“board”) as directors. Meanwhile, Mr. Jun Hou, AutoNavi’s current chairman of the Board, will become the honorary chairman of the board, and Mr. Congwu Cheng, the Company’s chief executive officer and a member of the board, will become executive chairman of the board.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 p.m. Eastern Time on May 10, 2013 (8:00 a.m. Beijing/Hong Kong time on May 11, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
United Kingdom:	+44-203-059-8139
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until May 18, 2013:

U.S. Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	64804697

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	March 31,	December 31,
	2013	2012

Assets
Current assets
Cash and cash equivalents	126,420	151,543
Restricted cash	84	835
Term deposits	93,869	64,686
Accounts receivable, net of allowance for doubtful accounts of $2,023 and $1,859 as of March 31, 2013 and December 31, 2012, respectively	42,237	45,985
Due from related parties, trading	3,022	4,749
Due from related parties, non-trading	71	3
Prepaid expense and other current assets	11,674	7,840
Deferred tax assets-current	1,235	1,838
Total current assets	278,612	277,479

Properties and equipment, net	47,039	47,120
Prepayment for acquisition of property	8,704	8,677
Equity method investments	3,981	4,164
Acquired intangible assets, net	4,576	5,004
Goodwill	8,864	8,837
Deferred tax assets-non-current	115	150
Other long term assets	288	373

TOTAL ASSETS	352,179	351,804

Liabilities
Current liabilities

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,673 and $2,124 as of March 31, 2013 and December 31, 2012, respectively)	2,681	2,124

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $11,946 and $13,907 as of March 31, 2013 and December 31, 2012, respectively)	12,812	14,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $21,296 and $26,230 as of March 31, 2013 and December 31, 2012, respectively)	24,226	29,613

Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $7,748 and $10,082 as of March 31, 2013 and December 31, 2012, respectively)	8,177	10,417

Total current liabilities	47,896	56,784

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $786 and $862 as of March 31, 2013 and December 31, 2012, respectively)	877	966

Total liabilities	48,773	57,750

Equity
Ordinary shares	20	19
Additional paid-in capital	192,225	189,373
Treasury stock	(29,164)	(29,164)
Statutory reserve	11,668	11,668
Retained earnings	101,426	95,715
Accumulated other comprehensive income	21,234	20,546

Total AutoNavi Holdings Limited shareholders’ equity	297,409	288,157
Noncontrolling interest	5,997	5,897

Total equity	303,406	294,054

TOTAL LIABILITIES AND EQUITY	352,179	351,804

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended
	March 31,	March 31,	December 31,
	2013	2012	2012

Net revenues	34,314	35,666	43,608
Cost of revenues	(10,372)	(8,757)	(12,771)
Gross profit	23,942	26,909	30,837

Operating expenses:
Research and development	(10,552)	(8,008)	(10,077)
Selling and marketing	(5,822)	(5,260)	(7,112)
General and administrative	(4,416)	(4,369)	(5,448)
Total operating expenses	(20,790)	(17,637)	(22,637)
Government subsidies	2	762	597
Operating income	3,154	10,034	8,797

Interest income	1,883	1,616	1,707
Foreign exchange gains/(loss)	149	(30)	377
Other Income	47	47	201
Income before income taxes and share of net loss of equity method investments	5,233	11,667	11,082
Income tax benefit/(expense)	820	(2,093)	(1,792)
Share of net loss of equity method investments	(260)	(238)	(248)
Net income	5,793	9,336	9,042
Less: Net income attributable to noncontrolling interest	82	403	352
Net income attributable to AutoNavi Holdings Limited shareholders	5,711	8,933	8,690

Net income per ordinary share

Basic	0.03	0.05	0.05
Diluted	0.03	0.04	0.04

Weighted average number of shares used in calculating net income per ordinary share
Basic	186,115,424	191,804,433	188,136,499
Diluted	196,523,224	202,405,245	198,054,969

Other comprehensive income, net of tax
Foreign currency translation adjustment	706	(139)	1,867

Comprehensive income	6,499	9,197	10,909
Less: comprehensive income attributable to noncontrolling interest	100	400	402
Comprehensive income attributable to AutoNavi Holdings Limited shareholders	6,399	8,797	10,507

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	March 31, 2013	March 31, 2012	December 31, 2012

Total operating expenses	20,790	17,637	22,637
Share-based compensation	(2,574)	(3,157)	(2,180)
Non-GAAP total operating expenses	18,216	14,480	20,457

R&D expenses	10,552	8,008	10,077
Share-based compensation	(945)	(1,082)	(644)
Non-GAAP R&D expenses	9,607	6,926	9,433

Selling and marketing expenses	5,822	5,260	7,112
Share-based compensation	(902)	(1,221)	(828)
Non-GAAP selling and marketing expenses	4,920	4,039	6,284

General and administrative expenses	4,416	4,369	5,448
Share-based compensation	(726)	(854)	(708)
Non-GAAP general and administrative expenses	3,690	3,515	4,740

Operating income	3,154	10,034	8,797
Share-based compensation	2,705	3,223	2,316
Non-GAAP operating income	5,859	13,257	11,113

Net income attributable to AutoNavi Holdings Limited shareholders	5,711	8,933	8,690
Share-based compensation	2,705	3,223	2,316
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	8,416	12,156	11,006

	For the three months ended March 31, 2013
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.12	0.05	0.17

(a) Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).